Exhibit 99.1

SilverCrest Announces 2014 Financial Results - Cash Flow from Operations of $13.8 million ($0.12 per share) - Adjusted Earnings of $5.2 million ($0.04 per share)

TSX: SVL  NYSE MKT: SVLC

VANCOUVER, March 25, 2015 /CNW/ - SilverCrest Mines Inc. (the "Company" or "SilverCrest") is pleased to announce its audited consolidated financial results for the fourth quarter ("Q4") and year ended December 31, 2014. The fourth quarter and 2014 year end financials results reflect a one-time non-cash impairment charge accounting adjustment of $4.96 million. All financial information is prepared in accordance with International Financial Reporting Standards ("IFRS") and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2014 and associated management discussion and analysis ("MD&A") which are available from the Company's website at www.silvercrestmines.com and under the Company's profile on SEDAR at www.sedar.com.

Q4 FINANCIALS CONFERENCE CALL

A conference call to discuss the results for the 2014 fourth quarter and year-end financial results will be held on Thursday, March 26, 2015. The call will be held at 10am PDT (1pm EDT). To participate in the conference call, please dial the following:

Updated Participant Dial-In Number(s)
Local/international:  (647) 427-3415
North American toll-free:  1 888 241-0551

A replay of the conference call will be archived for later playback on the Company's website www.silvercrestmines.com.

2014 YEAR END FINANCIAL HIGHLIGHTS:

•	Cash flow from operations (1) (2)	$13.8 million ($0.12 per share, basic)
•	Cash operating cost per AgEq ounce sold (2)	$9.64 (Ag:Au 60:1)
•	All-in sustaining cash cost per AgEq ounce sold (2)	$14.35 (Ag:Au 60:1)
•	Revenues reported	$45.1 million (net of $8.5 million sales capitalized(3))
•	Metal sales	1,177,936 ounces of silver (annual record) and 28,678 ounces of gold
•	Realized average spot metal prices	$18.23 for silver and $1,256 for gold
•	Mine operating earnings	$13.4 million
•	Impairment charges	$4.96 million (non-cash accounting entry)
•	Net loss	$1.5 million ($0.01 per share, basic and diluted)
•	Adjusted earnings	$5.2 million ($0.04 per share, basic and diluted)
•	Cash and cash equivalents	$31.3 million (at Dec. 31, 2014)
•	Working capital	$40.9 million (at Dec. 31, 2014)
•	Scotiabank Credit Facility	$15.0 million drawn from $30.0 million available (at Dec. 31, 2014)

Scott Drever, Chief Executive Officer and Director, stated; "2014 was another challenging but successful year for SilverCrest, as we transitioned from an open pit heap leaching operation at Santa Elena to an underground mining and milling operation. By the start of the fourth quarter, we had successfully commissioned both the underground mine and the 3,000 tonnes per day ("tpd") mill and processing facilities. SilverCrest achieved 93% of its 2014 metal production guidance, in spite of the early closure of the open pit and short-term delays encountered with underground stope production. Low metal prices and one-time impairment charges totaling $4.96 million impacted our financial performance in 2014. SilverCrest generated cash flow from operations of $13.8 million ($0.12 per share) in 2014 and is confident in Santa Elena's ability to generate positive cash flows in 2015, notwithstanding the lower precious metals price environment. SilverCrest expects annual production for 2015 to range between 4.0 – 4.4 million ounces of AgEq (Ag:Au 66.7:1), a significant increase over 2014 production of 2.81 million AgEq ounces. SilverCrest continues to have a strong balance sheet through disciplined cost controls with $31.3 million in cash (at Dec 31, 2014) and undrawn credit facility of $15 million."

FINANCIAL AND OPERATING HIGHLIGHTS:	Q4 2014	Q4 2013	2014	2013
Cash flow from operations (1)(2)	$1,791,041	$4,608,427	$13,768,201	$26,090,978
Cash flow from operations (1)(2) per share	$0.02	$0.04	$0.12	$0.24
Cash operating cost per AgEq ounce sold(2)	$11.90	$7.68	$9.64	$7.78
All-in sustaining cash cost per AgEq ounce sold (2)	$17.98	$12.77	$14.35	$13.05
Revenues reported (3)	$16,406,592	$12,866,617	$45,132,599	$54,893,651
Cost of sales	$(11,427,777)	$(5,185,211)	$(23,596,973)	$(19,895,374)
Depletion, depreciation and amortization	$(3,150,393)	$(1,618,884)	$(8,167,486)	$(6,134,532)
Mine operating earnings	$1,828,422	$6,062,522	$13,368,140	$28,863,745
Other net expenses	$(3,431,307)	$(3,950,208)	$(8,688,808)	$(9,596,160)
Impairment charges	$(4,956,418)	$-	$(4,956,418)	$-
Foreign exchange gain (loss)	$(395,025)	$793,276	$(462,889)	$2,079,678
Tax recovery (expense)	$1,415,000	$(7,000,000)	$(776,000)	$(12,868,000)
Net earnings (loss)	$(5,539,328)	$(4,094,410)	$(1,515,975)	$8,479,263
Adjusted earnings (loss)(2)	$(2,035,929)	$1,621,246	$5,238,021	$16,147,593
Exchange loss on translation to US Dollars	$-	$(444,318)	$-	$(1,989,460)
Comprehensive earnings (loss)	$(5,539,328)	$(4,538,728)	$(1,515,975)	$6,489,803
Weighted average number of common shares outstanding	118,753,205	108,901,085	116,911,616	108,272,675
Earnings per share – basic	$(0.05)	$(0.04)	$(0.01)	$0.08
Earnings per share – diluted	$(0.05)	$(0.04)	$(0.01)	$0.08
Adjusted earnings (loss) per share (2)	$(0.02)	$0.01	$0.04	$0.15
Silver ounces sold	422,250	208,200	1,177,936	751,633
Gold ounces sold	8,968	8,220	28,678	30,487
Silver equivalent ounces sold (2)	960,330	714,678	2,898,643	2,595,716
Ag : Au Ratio (2)	60.0:1	61.6:1	60.0:1	60.5:1
(1) Cash flow from operations before changes in working capital items.

(2) These are Non-IFRS performance measures. Refer to "CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES". Silver equivalent ("AgEq") ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by a 60:1 gold price to silver price ratio, as determined in the 2014 budget. Prior to Q1 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. For fiscal 2013 and Q4 2013, the gold price to silver price ratio was 60.5:1 and 61.6:1, respectively. All numbers are rounded.

(3) Prior to completing the commissioning of Santa Elena's Expansion, the Company capitalized proceeds from sales of silver and gold ounces and related expenses attributed to the underground mine, mill and CCD/MC processing facilities. For the year ended December 31, 2014, the Company capitalized sales proceeds of $8,520,350 (2013 – $748,654) related to pre-commercial production to Santa Elena's Mining Assets included within property, plant and equipment.

Fourth Quarter ended December 31, 2014

Adjusted loss(2) for the fourth quarter amounted to $2,035,929 ($0.02 per share, basic and diluted), compared to adjusted earnings of $1,621,246 ($0.01 per share, basic and diluted) in 2013. Net loss was $5,539,328 ($0.05 per share, basic and diluted) for the fourth quarter compared with $4,094,410 ($0.04 per share, basic and diluted) in 2013. The net loss in Q4 2014 was primarily attributed to lower mine operating earnings generated at Santa Elena and non-cash impairment charges totalling $4.96 million. In Q4 2013, the Company recorded a one-time non-cash deferred tax charge of $5.8 million as a result of the enactment of the Mexican Tax Reform.

Silver and gold revenues totalled $16,406,592 (2013 – $12,866,617) in the fourth quarter. Silver sales of 422,250 ounces (2013 – 208,200), were a quarterly record and a 103% increase over the same period in 2013. The foregoing, combined with a 21% lower average realized price of $16.00 (2013 – $20.20) per ounce, resulted in only 61% higher silver revenue. Total gold revenue reported in the fourth quarter increased 3% compared to the same period in 2013. Total gold sales were 8,968 ounces (2013 – 8,220), or 9% higher than in the same period in 2013. The Company sold 7,394 (2013 – 6,576) ounces of gold at an average realized price of $1,185 (2013 – $1,250) per ounce, a 5% decline. The Company delivered 1,574 gold ounces (2013 – 1,644) under the Sandstorm Purchase Agreement at $354 cash (2013 – $350) per ounce.

Cost of sales amounted to $11,427,777 (2013 – $5,185,211). Cash operating cost(2) and all-in sustaining cash cost(2) per AgEq ounce sold in Q4 2014 were $11.90 and $17.98 (Ag:Au 60.0:1) per ounce, respectively, compared to $7.68 and $12.71 (Ag:Au 61.6:1) per ounce in Q4 2013. The increase in cash operating cost per AgEq ounce for Q4 2014 is a result of additional direct production costs due to the transition of Santa Elena during 2014 from an open pit heap leach operation to an underground mining and milling operation. The increase in all-in sustaining cash operating cost per AgEq ounce for Q4 is a result of higher production costs and the inclusion of Santa Elena's sustaining underground development, infrastructure and equipment costs. The Company anticipates operating cash cost to average $10-$11 per AgEq ounce and all-in sustaining cash cost to average $14-$15 per AgEq ounce for 2015 as underground production ramps up and reaches average budgeted levels of 1,320 tpd.

Depletion, depreciation and amortization increased to $3,150,393 (2013 – $1,618,884) with the incorporation of the quarterly deprecation charge for Santa Elena's new mill and CCD/MC processing facilities.  General and administrative expenses decreased by 20% to $2,321,740 (2013 – $2,885,989) primarily due to a decrease in remuneration expense. Remuneration expense decreased by 41% to $933,501 (2013 – $1,581,482) primarily from the reduction in annual bonuses paid in Q4 to management and employees.

During Q4 2014, the Company recorded impairment charges totalling $4,956,418 (2013 – $Nil) related to write downs of property, plant and equipment and mineral properties. The Company recorded an impairment charge of $1,911,198 against crushing equipment no longer in use at Santa Elena and wrote-off the book value of the Cruz de Mayo Project ($2,875,168) and other exploration properties ($170,052).

Current income tax expense amounted to $632,000 (2013 – $1,580,000). The decrease in tax expense in Q4 is primarily attributable to the Company taking a 100% tax deduction for 2014 development costs incurred at Santa Elena. The foregoing, combined with lower operating margins, resulted in a lower current income tax charge compared with Q4 2013.

Deferred tax recovery was $2,047,000 (2013 – expense of $5,420,000) primarily as a result of the 2014 non capital loss the Company generated which will be available to utilize against taxable income in future periods. The 2014 Mexican non capital loss was partially offset by additional temporary differences recognized for financial statement carrying amounts and their respective Mexican tax book bases.  Recognized within the Q4 recovery is $374,000 (2013 – $nil) drawn down from the $5.8 million deferred taxes recognized in Q4 2013 due to the enactment of the Mexican Tax Reform.

Year ended December 31, 2014

Adjusted earnings(2) for fiscal 2014 amounted to $5,238,021 ($0.04 per share, basic and diluted), compared to $16,147,593 ($0.15 per share, basic and diluted) in 2013. Net loss was $1,515,975 ($0.01 loss per share, basic and diluted) for fiscal 2014, compared with earnings of $8,479,263 ($0.08 per share, basic and diluted) in 2013. The loss recognized in fiscal 2014 was primarily driven by 1) a decrease in revenues from lower realized prices, 2) an increase in direct production costs as Santa Elena transitioned during 2014 from an open pit heap leach operation to an underground mining and milling operation, and 3) Q4 non-cash impairment charges totalling $4.96 million.

Silver and gold revenues totalled $45,132,599 (2013 – $54,893,651) for fiscal 2014. Silver sales amounted to 1,177,936 ounces (2013 – 751,633), which includes 206,323 (2013 – 13,881) capitalized ounces(3), 57% higher when compared to 2013. The foregoing, combined with a 21% lower average realized price of $18.23 (2013 – $22.97) per ounce, resulted in only 24% higher silver revenue. Total gold revenue reported during fiscal 2014 decreased 16% compared to the same period in 2013. Total gold sales were 28,678 ounces (2013 – 30,487), which includes 4,096 (2013 – 409) capitalized ounces(3), or 6% below the same period in 2013. The Company sold 23,162 (2013 – 24,389) ounces of gold at an average realized price of $1,256 (2013 – $1,392) per ounce, a 10% decline. The Company delivered 5,516 gold ounces (2013 – 6,097) under the Sandstorm Purchase Agreement at $353 cash (2013 – $350) per ounce.

Cost of sales amounted to $23,596,973 (2013 – $19,895,374). Cash operating cost per AgEq ounce(2) sold during the year was $9.64 (Ag:Au 60.0:1) per ounce compared to $7.78 (Ag:Au 60.5:1) per ounce in 2013. All-in sustaining cash cost per AgEq ounce(2) sold in fiscal 2014 was $14.35 (Ag:Au 60.0:1) per ounce compared to $13.04 (Ag:Au 60.5:1) per ounce in 2013. The primary drivers for the increase in cash operating cost and all-in sustaining cash cost are the same as those outlined above in the fourth quarter comparison.

General and administrative expenses decreased by 6% to $6,504,047 (2013 – $6,951,892). The decrease is primarily from a reduction in remuneration as lower annual bonuses were paid in Q4 to management and employees.

Impairment charges totalled $4,956,418 (2013 – $Nil) and current and deferred tax expense totalled $262,000 (2013 – $5,450,000) and $514,000 (2013 – $7,418,000) respectively. Refer to the fourth quarter comparison for explanations of the primary drivers.

OUTLOOK FOR 2015

SilverCrest's immediate focus is to (i) continue the efficient operation of its flagship Santa Elena low cost silver and gold mine, (ii) increase underground ore production rates from current average rates of 1,200 tpd to average rates of 1,500 tpd by the end of 2015 to achieve an average rate of 1,320 tpd for fiscal 2015, (iii) SEDAR file a Technical Report by March 31, 2015 to update the Santa Elena Reserves, Resource estimates, and life of mine plan, (iv) expand resources and associated reserves at Santa Elena by continued systematic exploration of the deposit, (v) continue to evaluate and acquire low cost exploration properties in proximity to Santa Elena, (vi) update the La Joya resource model for a new resource estimate in 2015, and (vii) manage a strong cash position to support growth while sustaining existing operations.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, Chief Operating Officer and Director of SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a highgrade, epithermal silver and gold producer, with a current reserve estimated life of mine of eight years. Exploration programs continue to result in discoveries at Santa Elena and have advanced the definition of a large polymetallic deposit at the La Joya Project in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. These include, without limitation, statements with respect to: the economic viability of a project; strategic plans and expectations for the development of the Company's operations and properties; the amount of future production of gold and silver over any period; the amount of expected grades and ounces of metals and minerals; cash operating costs and outflows, all-in sustaining cash cost; and life of mine.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions: presence of and continuity of metals at the Company's projects; cost of production and productivity levels at the Santa Elena Mine; availability and costs of mining equipment and skilled labour; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; operations not being disrupted or delayed by unusual geological or technical problems; and ability to develop and finance projects.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company's ability fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; and risks related to governmental regulations and obtaining necessary licenses and permits.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, except as otherwise required by applicable law.

CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under IFRS, "Cash flows from operations before changes in working capital items", "Cash operating cost per AgEq ounce sold", "All-in sustaining cash cost per AgEq ounce sold", "Adjusted earnings (loss)" and "Adjusted earnings (loss) per share". The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate SilverCrest's performance and its ability to generate cash flow. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Please refer to the Company's MD&A for the year ended December 31, 2014, for a reconciliation of these measures to reported IFRS results.

SOURCE SilverCrest Mines Inc.

%CIK: 0001275166

For further information: Fred Cooper, Telephone: (604) 694-1730 ext. 108, Fax: (604) 694-1761, Toll Free: 1-866-691-1730, Email: info@silvercrestmines.com, Website: www.silvercrestmines.com, Suite 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1

CO: SilverCrest Mines Inc.

CNW 20:34e 25-MAR-15